November 6, 2019

Via EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission,

Division of Corporate Finance,

Office of Consumer Products,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Yolanda Guobadia
Donna Di Silvio
Jennifer Lopez-Molina
Mara Ransom

Re:	ECMOHO Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed November 1, 2019
File Number: 333-233951

Ladies and Gentlemen:

On behalf of our client, ECMOHO Limited (the “Company”), we have set forth below the Company’s responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 5, 2019, relating to the amendment to the Registration Statement on Form F-1 (“Amendment No. 1”) that was filed by the Company on November 1, 2019. On behalf of the Company, we wish to thank you and the other members of the Staff for your helpful comments.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	-2-

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) and a free writing prospectus relating to the changes reflected in Amendment No. 2 (the “Free Writing Prospectus”).

The Company has responded to each of the Staff’s comments by incorporating revisions to Amendment No. 1 in light of the comment, providing an explanation if the Company has not yet fully responded to the comment or providing supplemental information as requested. In addition, the Company has revised Amendment No. 1 to conform or update certain other disclosure.

For your convenience, we have included the Staff’s comments below in italics and keyed the Company’s responses accordingly. Capitalized terms used in this response letter but not otherwise defined herein have the meaning ascribed to them in the prospectus that forms a part of Amendment No. 2.

To facilitate the Staff’s review, we have separately delivered to the Commission today four courtesy copies of Amendment No. 2, marked to show changes to the registration statement, as well as four courtesy copies of the Free Writing Prospectus.

Amendment No. 1 to Registration Statement on Form F-1

Capitalization, page 60

1.

Please revise your narrative description of capitalization on a pro forma basis to also include the number of Series A preferred shares converted into Class A ordinary shares on a pro forma basis. In that regard, you disclose that the Series A preferred share converts, on average, into 1.03 Class A ordinary shares or 8,177,082 Class A ordinary shares which differs from the pro forma effect of weighted average number of Series A preferred shares converted to Class A ordinary shares presented in the table on page F-94. Please advise or revise.

In response to the Staff’s comment, the Company has revised the narrative description of capitalization on a pro forma basis on page 60 of the Registration Statement, to include the number of Series A preferred shares converted into Class A ordinary shares on a pro forma basis.

The Company advises the Staff that, as the mid-point of the estimated range of the initial public offering price, US$ 11.00, is lower than US$11.33656, the original conversion price of Series A preferred shares into Class A ordinary shares, the conversion price is adjusted down to the mid-point of the estimated range of the initial public offering price. That is, each Series A preferred share converts into 1.0305965 Class A ordinary shares, which represents 7,938,915 Series A preferred shares converts into 8,181,818 Class A ordinary shares. The conversion ratio was rounded to 1-for-1.03 for disclosure purpose.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	-3-

2.	Please revise to remove the cash and cash equivalents and current liabilities line items from your Capitalization table. Refer to Item 3.B of Form 20-F.

In response to the Staff’s comment, the Company has revised to remove the cash and cash equivalents and current liabilities line items from the Capitalization table on page 60 of the Registration Statement.

Dilution, page 62

3.

Your calculation of historical net tangible book value totaling US$39,826,544 and US$0.44 net tangible book value per ordinary share as of June 30, 2019 appears to include mezzanine equity in the amount of US$69,151,000 while excluding the related shares. If you choose to present dilution beginning with pro forma net tangible book value of US$39,826,544, please revise your description accordingly and calculation to include the converted shares.

The Company advises the Staff that, as suggested by the Staff, the Company revised the disclosure to present dilution beginning with pro forma net tangible book value per share, which includes the converted shares in the denominator, on page 62 of the Registration Statement.

4.	Please disclose the increase in net tangible book value per share attributable to new investors.

The Company advises the Staff that, as suggested by the Staff, the Company has added the disclosure of the increase in net tangible book value per share attributable to new investors.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	-4-

5.	Please tell us how you determined the total consideration paid by existing shareholders.

The Company advises the Staff that total consideration paid by existing shareholders is calculated as follows:

Shares		Purchase price	On an as adjusted basis, the number of ordinary shares as of June 30, 2019	Consideration
Class A ordinary shares	a	0.01	6,012,000	60,120
Class A ordinary shares converted from Class A-1 preferred shares	b	0.69	9,519,000	6,540,940
Class B ordinary shares	c	0.01	75,150,400	751,504
Class A-1 preferred shares (Round A preferred shares before the Reorganization)	d	0.69	9,519,000	6,540,940
Class A-2 preferred shares (Round B preferred shares before the Reorganization)	e	1.76	10,817,100	19,000,007
Series A preferred shares(1)	f	2.83	8,181,818	22,500,000

Total	g=sum(a:f)		119,199,318	55,393,511

(1)	On pro forma as adjusted basis, 7,938,915 Series A preferred shares converts into 8,181,818 Class A ordinary shares.

*            *             *

Please direct any questions you may have to the undersigned (tel: +852-2826-8688; e-mail: linc@sullcrom.com). In my absence, please contact Joon Seok Hong (tel: +852-2826-8643; e-mail: hongj@sullcrom.com). Questions relating to accounting and auditing matters may also be directed to Sean Fu (tel: +86-21-2323-8888; e-mail: sean.fu@cn.pwc.com) or Jessy Wang (tel: +86-21-2323-8888; e-mail: jessy.wang@cn.pwc.com) of PricewaterhouseCoopers Zhong Tian LLP, the independent registered public accounting firm of the Company.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	-5-

Very truly yours,

/s/ Ching-Yang Lin
Ching-Yang Lin

(Enclosures)

cc:	Zoe Wang, Founder, Chairman & Chief Executive Officer

Leo Zeng, Co-Founder and Chief Operating Officer

Richard Wei, Chief Financial Officer

(ECMOHO Limited)

James C. Lin, Partner

Li He, Partner

(Davis Polk & Wardwell)

Sean Fu, Partner

Jessy Wang, Partner

(PricewaterhouseCoopers Zhong Tian LLP)